SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

November 9, 2023

CONFIDENTIAL

Joseph Kempf

Robert Littlepage

Matthew Crispino

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMMRSIV Inc
Amendment No. 5 to Registration Statement on Form F-1
Filed November 1, 2023
File No. 333-269055

Dear Mr. Kempf, Mr. Littlepage, Mr. Crispino and Ms. Woo,

On behalf of our client, IMMRSIV Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 8, 2023 regarding the Company’s Amendment No. 5 to the Registration Statement on Form F-1 publicly filed on November 1, 2023 (the “Amendment No. 5 to the Registration Statement on Form F-1”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Amendment No. 6 to the Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement on Form F-1 to address the comments, and by providing an explanation if the Company has not so revised the Amendment No. 5 to the Registration Statement on Form F-1. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 6 to the Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,

Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*

Consultants | Hon Au Yeung, Huberta Chow X.L., (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

Amendment Registration Statement on Form F-1 filed November 1, 2023

Financial Statements

Note 17 - Subsequent Event, page F-27

1.	Disclose the date when the financial statements were authorized for issue and who gave that authorization pursuant to paragraph 17 of IAS 10. Please also provide this disclosure in the interim period financial statements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-27 and F-37 of the Amendment No. 6 to the Registration Statement.

2.	Please explain to us why the Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events rather than IFRS.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-27 and F-37 of the Amendment No. 6 to the Registration Statement.

***

If you have any questions regarding the Amendment No. 6 to the Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Png Bee Hin, Chairman of the Board and Chief Executive Officer
Ahmed Mohidin, Partner, Kreit & Chiu CPA LLP
Fang Liu, Esq., Partner, VCL Law LLP